Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞 盛 醫 藥 集 團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

PURCHASE OF SHARES BY THE TRUSTEE

FOR THE PURPOSE OF THE 2022 RSU SCHEME

This announcement is made by Ascentage Pharma Group International (the “Company”) on a voluntary basis. Reference is made to the announcements of the Company dated June 23, 2022, July 14, 2022, October 21, 2022, October 25, 2022, October 26, 2022, October 27, 2022, October 28, 2022, October 31, 2022, May 8, 2023, November 13, 2023, November 14, 2023, November 16, 2023, February 2, 2024, September 2, 2024 and October 25, 2024 (the “Announcements”) in relation to, among other things, (i) the adoption of the 2022 RSU Scheme; (ii) the initial grant and the further grants of the 2022 Awards thereunder; and (iii) the purchase of existing Shares by the Trustee on-market for the purpose of the 2022 RSU Scheme. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

On March 31, 2025, the Trustee purchased a total of 50,000 existing Shares (the “Purchased Shares”) on-market for the purpose of the 2022 RSU Scheme to satisfy the RSUs upon exercise. Details of the Purchased Shares and the latest information about the Shares held by the Trustee under the Scheme are as follows:

Purchase date	:	March 31, 2025

Total number of the Purchased Shares	:	50,000 Shares

Percentage of the Purchased Shares to the total number of issued Shares as at the date of this announcement	:	Approximately 0.014%

Total consideration paid for the Purchased Shares (excluding all related expenses, transaction levy, brokerage, tax, duties and levies)	:	HK$2,108,280.00

Average consideration per Purchased Share (excluding all related expenses, transaction levy, brokerage, tax, duties and levies)	:	Approximately HK$42.1656

Total number of existing Shares purchased by the Trustee on-market for the purpose of the 2022 RSU Scheme immediately after the aforesaid purchases	:	2,115,000 Shares

The Purchased Shares are currently held by the Trustee in accordance with the 2022 RSU Scheme Rules and the terms of the trust deed entered into between the Company and the Trustee. The Trustee shall not exercise the voting rights attached to the Shares held on trust by it. As at the date of this announcement, no further grant of Awards has been made pursuant to the 2022 RSU Scheme apart from the initial grant of the 2022 Awards on June 23, 2022 and the further grants of the 2022 Awards on May 4, 2023 and September 2, 2024 as disclosed in the Announcements.

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, March 31, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.